Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following is being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

Interview of Keith Block, Vice Chairman, President and Chief Operating Officer of salesforce.com, inc. published in The Wall Street Journal, dated as of March 28, 2018

Salesforce Seeks to Help Firms ‘Unlock’ Data: Q&A

Customer ‘anxiety’ over legacy IT drove decision to buy Mulesoft, says Salesforce COO

By Angus Loten

Mar 28, 2018 12:20 pm ET

Salesforce.com Inc.’s $6.5 billion acquisition of application-programming interface maker MuleSoft Inc. is part of a broader strategy to help businesses unlock data trapped inside aging information-technology systems, says Keith Block, Salesforce’s president and chief operating officer.

The deal, announced last week, is expected to close by the end of July, according to a Salesforce spokeswoman.

APIs, which MuleSoft provides over a web-based service, called Anypoint, are pieces of software that enable firms to connect different data sources running in their own data centers, the cloud, or both.

By allowing one application to connect to another, APIs act as the connective tissue linking together a growing array of digital business tools that companies rely on, both for daily operations and a competitive edge from new technology.

Elizabeth Golluscio, a Gartner Inc. research director covering application architecture, infrastructure and integration, says that’s important because companies that start using platforms like Salesforce often discover that their customers, prospects and sales data are spread across disparate systems.

She calls APIs the “plumbing technology” that lets firms integrate a lot of older systems managing order history, customer billing, warehouse management and other key business areas.

Mr. Block says the decision to acquire MuleSoft was driven by “a fair bit of anxiety” among its corporate customers over legacy IT systems and emerging technology.

CIO Journal recently spoke with Mr. Block about how Salesforce is responding to these and other IT concerns. Edited excerpts below:

The MuleSoft deal tops the $2.8 billion Salesforce paid for Demandware Inc. in 2016. What makes APIs so valuable?

When you think about the amazing technology that’s in the workplace now – cloud, social mobile, data science, Internet-of-Things and artificial intelligence all coming together – it has created an opportunity for companies to enter new markets, or new companies to be born overnight, with traditional business models and processes being completely disrupted.

As we were listening to CEOs, the whole notion of integration and data kept coming up over and over again. They are so frustrated that they can’t unlock data from their legacy systems. That is the strategic nature of why we are acquiring MuleSoft. We believe that it is a very important piece of the puzzle to satisfy the needs of our customers and a necessary piece to drive their transformation.

Issues with legacy systems often arise as workloads are shifted to the cloud. Where are companies today in that transition?

This is not an overnight phenomenon. Salesforce is a 19-year-old company and we’re still growing. We’re still taking market share. We’re still signing up new customers every single day, in every industry and geography all over the world. So this transition to the cloud by no means is done.

Being able to coordinate and unlock and integrate all this data is so important. Over time all of these organizations’ legacy systems will be moving to the cloud. But it has taken years to build up these systems and I don’t think we can underestimate how much legacy is still out there.

How do emerging tools, like artificial intelligence, fit into all this?

These technologies really create opportunities for companies to do things they’ve never been able to do.

If you went around the room, everybody would probably have a different definition of artificial intelligence. We see a lot of different use cases, and what’s interesting is that the more time we spend with our customers, the use cases expand. But it is early days and we’re at the dawn of a new era.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (the “Company”), its acquisition subsidiary and MuleSoft, Inc. (“MuleSoft”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and MuleSoft will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.